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SEC FILE NUMBER
8-26807

SEC SE
Mail Processing
Section
FEB 24 2017
Washington DC

17005663

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paulson Investment Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 SW 5th Ave, Suite 1460
(No. and Street)

Chicago (City) Illinois (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcolm A. Winks 312-940-8327
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name - if individual, state last, first, middle name)

601 Union Street (Address) Seattle (City) Washington (State) 98101 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

B.S.

OATH OR AFFIRMATION

I, Byron Crowe, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2016, and supplemental schedule as of December 31, 2016, pertaining to Paulson Investment Company, LLC are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

SAMANTHA KLING
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
September 22, 2019

Notary Public

Signature 2-22-2017
Date

CEO
Title

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income (Loss)
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Equity
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)	(g)	Notes to Financial Statements
(x)	(h)	Computation of Net Capital
( )	(i)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(k)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
()	(l)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
(x)	(m)	An Oath or Affirmation
( )	(n)	A Copy of the SIPC Supplemental Report
( )	(o)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

PAULSON INVESTMENT COMPANY, LLC

Annual Financial Statements

Year ended December 31, 2016

Paulson Investment Company, LLC
Annual Financial Statements
Year Ended December 31, 2016

Contents

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Paulson Investment Company, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Paulson Investment Company, LLC ("the Company"), as of December 31, 2016, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Note 3, beginning members' equity in the accompanying financial statements as of December 31, 2015, has been restated.

Peterson Sullivan LLP

Seattle, Washington
February 21, 2017

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

Paulson Investment Company, LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	931,819
Receivable from clearing organizations		22,319
Notes and other receivables, net		764,855
Equities securities, at fair value		96,062
Warrant securities, at fair value		1,666,769
Fixed assets, net of accumulated depreciation and amortization of $141,876		37,586
Prepaid expenses and other assets		310,977
Total Assets	$	3,830,387
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	258,281
Compensation, employee benefits & payroll taxes payable		224,062
Other liabilities		163,488
Total Liabilities		645,831
Members' Equity		3,184,556
Total Liabilities and Members' Equity	$	3,830,387

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenue	
Commissions	$ 7,825,271
Net loss from trading and marketable securities	(1,512,082)
Revenue from Underwriting, including warrants received	6,751,673
Other	203,638
	13,268,500
Expenses	
Commission expense, including warrants distributed	10,742,058
Salaries and benefits	2,363,529
Rent	459,193
Insurance	256,484
Legal services	181,301
Underwriting	151,400
Regulatory	164,726
Travel & entertainment	214,765
Information systems	125,211
Professional fees	259,630
Clearing charges	236,398
Communications	114,927
Office expense	70,618
Interest	16,296
Depreciation & amortization	39,865
Taxes	14,847
Settlements	440,500
Bad Debt Expense	132,006
Other	50,900
	16,034,654
Net Loss	$ (2,766,154)

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

	Members' Equity
Members' Equity, December 31, 2015 (After restatement)	$ 3,909,210
Capital infusions	2,041,500
Net Loss	(2,766,154)
Members' Equity, December 31, 2016	$ 3,184,556

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities:		
Net loss	$	(2,766,154)
Changes in net loss not requiring the use of cash:		
Depreciation and amortization		39,865
Receipt of underwriter warrants		(6,084,820)
Warrant commission expense		4,956,259
Realized depreciation of underwriter warrant		1,012,296
Loss on equity securities		476,047
Amortization of notes receivable		322,967
Changes in operating assets and liabilities:		
Receivable from brokers and clearing organizations		44,349
Notes and other receivables		(425,021)
Other assets		46,129
Accounts payable and accrued expenses		59,450
Compensation, employee benefits & payroll taxes		(406,608)
Other liabilities		4,184
Net cash used in operating activities:		(2,721,059)
Cash Flows from Investing Activity:		
Purchase of fixed assets		(20,561)
Proceeds from sale of marketable securities		121,128
Net cash from investing activities:		100,567
Cash Flows from Financing Activity:		
Payment of subordinated loans		(250,000)
Capital infusion		2,041,500
Net cash from financing activities:		1,791,500
Net Decrease in Cash		(828,992)
Cash and cash equivalents, Beginning of Year		1,760,811
Cash and cash equivalents, End of Year	$	931,819
Supplemental cash flow information:		
Cash paid during the year for interest	$	41,296

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Changes in Subordinated Liabilities
For the Year Ended December 31, 2016

Subordinated Liabilities, December 31, 2015	$	250,000
Repayment		(250,000)
Subordinated Liabilities, December 31, 2016	$	-

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Notes to Financial Statements
For the Year Ended December 31, 2016

1. Organization and Nature of Business

Paulson Investment Company, LLC (the "Company") is a registered broker-dealer, primarily acting as managing underwriter, placement agent or selling group member of initial and follow on public offerings, private investments in public equity instruments and private placements for smaller companies. In addition, the Company also acts as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with its clearing broker-dealer, RBC Correspondent Services (the Clearing Broker). The Company conducts business throughout the United States, and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions and the related commission revenue are recorded on a trade date basis. Underwriting revenues are recognized at the time the underwriting is completed. Revenue from the receipt of underwriter warrants is recognized when the underwriting is completed and the warrants are received based on the estimated fair value of the securities using the Black-Scholes option pricing model taking into account the exercise price, remaining life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant.

Cash Equivalents - Cash equivalents consists of highly liquid investments with maturities of three months or less.

Receivable from Clearing Organizations – Payments, commissions, and other amounts receivable from RBC Correspondent Services.

Fixed Assets – Fixed assets are stated as cost, less accumulated depreciation and amortization. Furniture and equipment depreciation is generally computed using the straight line method over their estimated useful lives (typically 3 to 5 years). Leasehold improvements are amortized over the lesser of their estimated useful life or the remaining lives of the related leases.

Investments in Securities – The Company values investments in marketable securities at the last sales price as of the last day of the period. The Company records such instruments on a trade date basis and values them at fair value. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net loss from trading and marketable securities on the statement of operations.

Income Taxes – The Company is organized as an LLC and has elected to be taxed as a partnership. As such the Company is not subject to income taxes. Taxes, if any, are the responsibility of the members. The members are required to report separately on their income tax returns their pro-rata share of the taxable income or loss of the Company.

Government and other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to provisions of the SEC's net capital rule (Rule 15c3-1) which requires the Company maintain a minimum net capital, as defined. With respect to the SEC's customer protection rule (Rule 15c3-3) the Company operates under paragraph (k)(2)(ii) and, accordingly, is exempt from the remaining provisions of the rule.

3. Prior Period Adjustments

During 2016 the Company determined that it should have recognized a higher valuation of certain equity securities granted to the Company in prior periods. As a result, the Company has restated its previously issued financial statements to correct this error. The effect of the restatement was an increase in members' equity of $329,301 at December 31, 2015. Additionally, net loss for the year ended December 31, 2015, decreased by $144,181. The prior period adjustments had no effect on Net Capital or SIPC assessments for the prior periods.

4. Securities Measured at Fair Value on a Recurring Basis

The Company records its equity and warrant securities and related equity and warrant commissions payable at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's Level 1 assets consist of equity securities. The Company uses quoted market prices in valuing these assets.

The Company's Level 3 assets consist of Underwriter Warrants received in connection with investment banking services rendered. These warrants include warrants owned outright by the Company, and also warrants in which certain employees have a claim as a result of their compensation structure. These warrants generally have a five to seven year expiration date and vest immediately. The Company values these warrants using the Black-Scholes Option Pricing Model, which takes into account five specific inputs: stock price, risk free rate, exercise price, time remaining and price volatility. The first four of these inputs are relatively objective, as they are based on quoted information or known facts. The price volatility, which after the stock price is the most influential factor in determining valuation, is more subjective. The volatility input is derived based on a volatility index of comparable public companies standard deviations of price matched to the remaining time duration of each warrant. There is no assurance that the Company will be able to exercise any of these warrants in a way that will realize the fair value that has been recorded in the financial statements based on this model.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2016:

	Level 1	Level 3	Total
Equity securities	$ 96,062	$ -	$ 96,062
Underwriter warrants	-	1,666,769	1,666,769

The inputs or methodology used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of activity related to the Company's Level 3 financial assets and liabilities:

	Underwriter Warrants	Underwriter Warrants Payable to Employees
Balance, December 31, 2015	$ 1,907,000	$ (356,496)
Fair value of securities received included as a component of revenue from underwriting	6,084,820	
Fair value of securities received included as a component of commission expense		(4,956,259)
Net loss included as a component of net loss from trading and marketable securities	(1,012,296)	
Fair value of underwriter warrants distributed to employees	(5,312,755)	5,312,755
Balance, December 31, 2016	$ 1,666,769	-

The company also distributed $987,901 in equity securities to employees in 2016 as a non-cash transaction.

The following presents a summary of quantitative information about level 3 fair value measurements:

	Fair Value at December 31, 2016	Valuation Technique	Unobservable Input	Range		Weighted Average
				Minimum	Maximum	
Underwriter warrants	1,666,769	Black-Scholes Option Pricing Model	Volatility index of comparable companies	51.2%	99.9%	84.1%
Underwriter warrants payable to employees	-					

5. Notes and other receivables, net

The Company has both forgivable notes receivable and other standard receivables.

As of December 31, 2016, the forgivable notes receivable totaled $761,500. Such notes are with employees, are of one to five year durations, bear between 1% and 5% interest, and are forgivable over stated periods if employees meet certain performance milestones. As per the Company's policy, such loans are amortized on a straight line basis over the life of the respective loans as commission expense, and as of December 31, 2016, the unamortized portion was $358,701 which is included in the Notes and Other Receivables on the statement of financial condition. While these loans do contain a stated interest, interest is not accrued as it is likely that these amounts will be forgiven as the notes are forgiven. In the unlikely event these loans are not forgiven because the terms of the forgiveness are not met, the full amount of the loan, along with the accrued interest shall be due and payable to the Company.

The Company also has receivables, primarily from brokers for draws, advances and expenses in excess of commissions. As of December 31, 2016, the full value of these receivables is $275,129. In addition the Company has receivables from affiliates and vendors of $131,025. The total value of $406,154 is included in the Notes and Other Receivables on the statement of financial condition.

Receivables are reviewed on a quarterly basis by management and, if events or changes in circumstances cause doubt as to the collectability of contractual payments, a receivable will be assessed for impairment. The Company considers a receivable to be impaired when, based on current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to contractual terms of the receivable agreement. When management determines collection to be doubtful, and allowance for amounts receivable is recorded and the receivable is placed on a non-performing (non-accrual) status. Payments received on non-accrual receivables are applied first to reduce the outstanding interest, and then applied to the receivable unless management determines impairment is likely in which case payments are applied to the outstanding receivable balance (cost recovery method).

Interest received on impaired receivables is recorded using the cash receipts method unless management determines further impairment is probable. No impairment loss is recorded if the carrying amount of the receivable (principal and accrued interest) is expected to be fully recovered through borrower payments and enforcement action against the borrowers collateral, is any.

Allowance for Doubtful Accounts

The conclusion that a receivable may become uncollectible, in whole or in part, is a matter of judgment. The company does not have a formal risk rating system. Receivables and the related accrued interest are analyzed on an individual and continuous basis for recoverability.

Delinquencies are determined upon contractual terms. A provision is made for doubtful accounts to adjust the allowance for doubtful accounts to an amount considered to be adequate, with due consideration to workout agreements, to provide for unrecoverable receivables and receivables, including impaired receivables. Other receivables and accrued interest, uncollectable receivables and related interest receivable are posted directly to the allowance account once it is determined that the full amount is not collectable.

Allowance for receivables from employees principally consists of uncollectable unsecured forgivable promissory notes to registered representatives that are forgiven over a specific period, typically over five years, if the borrower remains an employee of the Company. Any amounts remaining under the note become due immediately when the individual either leaves the Company voluntarily or is terminated. Amounts from Corporate finance clients principally consist of bridge loans and other advances to underwriting clients.

As of December 31, 2016 the Company had no balance for its allowance for doubtful accounts.

6. Fixed Assets

As of December 31, 2016, the company had fixed assets totaling $179,462 comprised of furniture and equipment of $145,617 and leasehold improvements of $33,845. As per the Company's policy, furniture and equipment are depreciated on a straight line basis over the useful life of the respective assets. Leasehold improvements are amortized over the shorter of their estimated useful life or the lease term. As of December 31, 2016, the unamortized portion of all fixed assets was $37,586.

7. Subordinated Debt Agreement

The Company issued an unsecured note subordinated to the claims of general creditors in the amount of $250,000 with a stated interest rate of 8% in 2014. Such note matured on October 1, 2016 and was repaid in full along with the accrued interest of $40,000.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $413,656 of which $313,656 was in excess of its required net capital of $100,000. The Company's net capital ratio was 1.56 to 1.

9. Commitments and Contingencies

The Company leases office space under the terms of various non-cancelable operating leases through 2019. The leases are all subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. The future annual lease payments for the years ending December 31 are as follows:

2017		430,424
2018		294,648
2019		94,568
	$	819,640

Rent expense for the year ended December 31, 2016 amounted to $459,193.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2016 and through the date of this report there are two claims pending which the Company's management feels will not result in the ultimate payment of any damages or other contingent payments.

There are no guarantees made by the Company that may result in a loss or future obligations as of December 31, 2016.

10. Market and Counterparty Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

11. Concentrations of Credit Risk

During the year ended December 31, 2016, the Company earned 52.7% of its cash commission and underwriting fee revenues from three customers.

As of December 31, 2016, one employee's note receivable balance compromised 52.0% of the Company's total notes receivable balance.

During the course of the year ended December 31, 2016, the bank balances on occasion were in excess of the FDIC insurance limit.

12. Subsequent Events

Management has evaluated the impact of all subsequent events through February 21, 2017, the date the financial statements were available to be issued. Subsequent to December 31, 2016 the Company received $250,000 in additional capital contributions.

SUPPLEMENTARY INFORMATION

Paulson Investment Company, LLC
Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2016

Members' Equity	$	3,184,556
Less: Non-allowable Assets		
Notes and other receivables		713,410
Non-marketable securities, at fair value		1,666,769
Fixed assets, net of accumulated depreciation and amortization		37,586
Prepaid expenses and other assets		310,977
Fidelity bond deductible		22,500
		2,751,242
Addback: Underwriter warrants payable to employees, at fair value		-
Tentative Net capital		433,314
Less: Haircuts		(19,658)
Net capital		413,656
Less: Required Net Capital		(100,000)
Excess Net capital	$	313,656
Computation of Aggregate Indebtedness		
Total liabilities before subordinated debt	$	645,831
Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)		100,000
Percentage of Aggregated Indebtedness to Net Capital		156.13%
Ratio of Aggregated Indebtedness to Net Capital		1.56

There are no material differences between the computation of Net Capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2016, as filed.

See Independent Auditor's Report

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Paulson Investment Company, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Paulson Investment Company, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("the exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

Seattle, Washington
February 21, 2017

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

Paulson Investment Company LLC
Exemption Report
Under Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2016

Paulson Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. para. 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. para 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. para 240.15c3-3 ("Customer protection – reserves and custody of securities") under the provisions of 17 C.F.R. para. 240.15c3-3 (k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17 C.F.R. para 240.15c3-3(k)(2)(ii) during the year ended December 31, 2016 with the exception of the rules surrounding the prompt transmittal of customer checks to associated clearing firm accounts. It was found that during the period March 7, 2016 through March 14, 2016, that 6 customer checks received at the Coeur d'Alene branch office were not promptly transmitted in accordance with interpretation to the rule. It was found that during the period December 8, 2016 through December 27, 2016 that 2 customer checks received at the Tampa branch office and 1 customer check received at the New York branch office were not promptly transmitted in accordance with interpretation to the rule. The Tampa branch office also did not maintain check logs from its opening in July 2016 through September 2016. The Company has modified its policies and procedures to ensure the prompt transmittal of all client checks going forward.

Signed,

Byron Crowe, Chief Executive Officer

See Independent Accountant's Report